Mail Stop 0407

      February 11, 2005


Marvin Rosen
Chief Executive Officer
Fusion Telecommunications International, Inc.
c/o Heitz & Associates, P.C.
345 Woodcliff Drive
Fairport, New York 14450

	RE:  	Fusion Telecommunications International, Inc.
      Registration Statement on Form S-1/A
      Filed February 11, 2005
      File No. 333-120412

Dear Mr. Rosen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Management`s Discussion and Analysis, page 22

      Revenues, page 24

1. We note your response to our prior comment four. Please confirm to us that you track off-net revenues by provider only.


Business, page 37

2. We note your response to our prior comment five. Please advise us of your view as to whether the fact that Efonica had dealings in Libya during the time that Libya was both identified as a state sponsor of terrorism and subject to OFAC-administered economic sanctions raises any other considerations, including potential impact upon Fusion`s reputation and share value, that would cause Efonica`s relationship with the Libyan reseller to be material to Fusion, or to pose a material investment risk to Fusion security holders, notwithstanding the small amount of revenue generated under the agreement with the Libyan reseller or the fact that the agreement may have been entered into and implemented in compliance with all relevant sanctions.


*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Cheryl Grant, Staff Attorney, at (202) 942-
1916,
or me, at (202) 942-1797, with any questions.


					Sincerely,



					Michele M. Anderson
					Legal Branch Chief


cc:	via facsimile (212) 813-9768
      Arthur S. Marcus, Esq.
	Gersten, Savage, Kaplowitz, Wolf & Marcus




Mr. Rosen
Fusion Telecommunications International, Inc.
February 11, 2005
Page 2